PittMoss LLC

(a Delaware Limited Liability Company)

Reviewed Financial Statements

As of the year ended December 31, 2024 and December 31, 2023

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

PittMoss LLC
Table of Contents











Alice CPA

Independent Accountant's Review Report

March 12, 2025
To: Board of Directors of PittMoss LLC
Attn: Brian Scott, CEO
Re: 2024-2023 Financial Statement Review– PittMoss LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of PittMoss LLC (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the period of January 1, 2023 through December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of PittMoss LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 12, 2025

PittMoss, LLC
BALANCE SHEETS
As of December 31, 2024 and 2023
(Unaudited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 310,768	$ 251,002
Accounts receivable, net	170,929	122,288
Inventories	259,559	285,830
Prepaid expenses	10,759	14,645
Total Current Assets	752,015	673,765
Noncurrent Assets		
Property and equipment, net	228,275	290,412
Finance lease right-of-use asset, net	36,245	45,598
Operating lease right-of-use asset, net	92,757	80,596
Intangible assets, net	86,224	48,593
Other noncurrent assets	100,495	100,495
Total Noncurrent Assets	543,996	565,694
Total Assets	$ 1,296,011	$ 1,239,459

The accompanying notes are an integral part of these financial statements.

PittMoss, LLC
BALANCE SHEETS (CONTINUED)
As of December 31, 2024 and 2023
(Unaudited)

	2024	2023
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 191,961	$ 116,259
Accrued expenses	138,318	89,696
Line of credit	174,840	150,000
Short-term notes payable	203,958	255,167
Current portion of notes payable	311,235	-
Interest payable on notes payable	1,353	-
Current portion of finance lease liability	9,849	9,310
Current portion of operating lease liability	92,757	81,476
Total Current Liabilities	1,124,271	701,908
Noncurrent Liabilities		
Long-term notes payable, net of current portion	782,410	459,082
Finance lease liability, net of current portion	26,103	36,288
Convertible notes payable	1,847,536	1,466,059
Interest payable on convertible notes payable	150,294	58,028
Future equity obligations	764,417	732,917
Total Noncurrent Liabilities	3,570,760	2,752,374
Total Liabilities	4,695,031	3,454,282
Members' Deficit		
Members' capital, net of distributions and cost of raising capital	6,126,155	6,057,687
Treasury stock	(287)	(287)
Accumulated deficit	(9,524,888)	(8,272,223)
Total Members' Deficit	(3,399,020)	(2,214,823)
Total Liabilities and Members' Deficit	$ 1,296,011	$ 1,239,459

The accompanying notes are an integral part of these financial statements.

PittMoss, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ 878,588	$ 911,726
Cost of goods sold	723,269	732,161
Gross Profit	155,319	179,565
Operating Expenses		
General and administrative	1,199,068	1,325,467
Professional Fees	59,149	58,301
Plant Supplies and Expenses	49,236	68,155
Depreciation and amortization	51,307	65,734
Research and development	27,569	80,776
Marketing	120,590	144,118
Total Operating Expenses	1,506,919	1,742,551
Other Income		
Other income	98,935	172,976
Total Other income	98,935	172,976
Net Loss	$ (1,252,665)	$ (1,390,010)

The accompanying notes are an integral part of these financial statements.

PittMoss, LLC
STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Units	Preferred Units	Members' Capital	Treasury Stock	Accumulated Deficit	Total Members' Deficit
As of December 31, 2022	7,590,821	52,382,131	$ 6,004,599	$ (287)	$ (6,882,213)	$ (877,901)
Stock-based compensation	-	-	53,088	-	-	53,088
Net loss	-	-	-	-	(1,390,010)	(1,390,010)
As of December 31, 2023	7,590,821	52,382,131	6,057,687	(287)	(8,272,223)	(2,214,823)
Contributions	7,810	-	703	-	-	703
Stock-based compensation	-	-	70,441	-	-	70,441
Cost of raising capital	-	-	(2,676)	-	-	(2,676)
Net loss	-	-	-	-	(1,252,665)	(1,252,665)
As of December 31, 2024	7,598,631	52,382,131	$ 6,126,155	$ (287)	$ (9,524,888)	$ (3,399,020)

The accompanying notes are an integral part of these financial statements.

PittMoss, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (1,252,665)	$ (1,390,010)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and Amortization	65,886	59,719
Stock-based compensation	70,441	53,088
Bad debt expense	104,771	5,255
Changes in operating assets and liabilities:		
Accounts receivable	(153,412)	94,915
Inventories	26,271	(31,610)
Prepaid expenses	3,886	(881)
Finance right-of-use asset	9,353	(14,127)
Operating right-of-use asset	(12,161)	79,176
Accounts payable	75,702	(136,584)
Accrued expenses	48,622	(19,834)
Interest payable	93,619	53,300
Finance lease liability	(9,646)	14,128
Operating lease liability	11,281	(80,057)
Net cash used in operating activities	(918,052)	(1,313,522)
Cash Flows from Investing Activities		
Intangible assets	(41,380)	(292)
Net cash used in investing activities	(41,380)	(292)
Cash Flows from Financing Activities		
Changes in line of credit	24,840	150,000
Proceeds from notes payable	634,563	184,547
Payments of notes payable	(51,209)	(353,847)
Proceeds from convertible notes payable	381,477	1,116,059
Proceeds from future equity obligations	31,500	-
Issuance of member units, net of costs of raising capital	(1,973)	-
Net cash provided by financing activities	1,019,198	1,096,759
Net change in cash and cash equivalents	59,766	(217,055)
Cash and cash equivalents, beginning of year	251,002	468,057
Cash and cash equivalents, end of year	$ 310,768	$ 251,002
Supplemental information		
Interest paid	$ 58,580	$ 31,071
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of the financial statements.

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

PittMoss, LLC (the "Company") was formed in the State of Delaware on January 6th, 2015. The Company makes and sells next generation growing media made from recycled paper and a proprietary mix of organic additives. The Company's headquarters is in Ambridge, Pennsylvania.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operate, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $9,524,888 and $8,272,223 as of December 31, 2024 and 2023, respectively. All of these factors are integral to the Company's ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2024 and 2023 the allowance for doubtful accounts were $118,307 and $12,805, respectively. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and credit to accounts receivable.

Inventories

Inventories are stated at the lower of cost or market value. The Company's inventories consist of raw materials, packaging, and finished goods. Inventories are valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventories is below.

	2024		2023	
Raw materials	$	54,346	$	55,889
Packaging		118,455		100,032
Finished goods		86,758		129,909
Total	$	259,559	$	285,830

Prepaid Expenses

Prepaid expenses include prepaid insurance and marketing expenses and others for periods subsequent to December 31, 2024 and 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets which is between 2 to 10 years.

Property and equipment as of December 31, 2024 and 2023 were as follows:

	2024		2023	
Office and other equipment	$	689,564	$	689,564
Leasehold improvement		61,720		61,720
		751,284		751,284
Accumulated depreciation		(523,009)		(460,872)
Property and equipment, net	$	228,275	$	290,412

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Intangible Assets

The Company's intangible asset consists of a patent and is recorded at cost, less accumulated amortization and impairment losses. The patent is amortized over the length of 20 years. Amortization expense amounted to $3,749 as December 31, 2024 and no amortization was recorded as of December 31, 2023. The ending balance of this asset net of amortization was $86,224 and $48,593 as of December 31, 2024 and 2023, respectively.

Other Noncurrent Assets

This account consists of security deposits and credits received by the Company for future purchase of equipment. The Company initially received $100,000 worth of credits and used $5,005 to date.

Leases

For any new or modified lease, the Company, at the inception of the contract, determines whether a contract is or contains a lease. The Company records right-of-use ("ROU") assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. If the rate implicit in the Company's leases is not readily determinable, the Company's applicable incremental borrowing rate is used in calculating the present value of the sum of the lease payments.

The lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

For a majority of all classes of underlying assets, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the variable lease expense includes expenses such as common area maintenance, utilities and repairs and maintenance.

Leases are classified as either finance leases or operating leases based on the criteria outlined in ASC 842. A lease is classified as a finance lease if any of the following conditions are met at lease commencement:

1. The lease transfers ownership of the underlying asset to the Company by the end of the lease term.
2. The lease includes an option to purchase the asset that the Company is reasonably certain to exercise.
3. The lease term is for the major part of the remaining economic life of the asset.
4. The present value of lease payments and any residual value guarantees equals or exceeds substantially all of the fair value of the asset.
5. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

If none of the above criteria are met, the lease is classified as an operating lease.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in preferred shares.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2024 and 2023, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenues

ASC Topic 606, Revenue from Contracts with Customers establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented.

Other Income

The Company generated $81,000 in both 2024 and 2023 mainly comprised of selling its unused tax credits which is allowed in Pennsylvania for certain tax credits to be transferred/sold to another PA tax payer. In 2023, the Company's other income also largely included grants received.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – Debts

Short-term Notes Payable

On June 4, 2023, the Company received a loan for a principal amount of $50,000. The loan matures in June 4, 2025 and carries an interest of 8% per annum.

On July 1, 2023, the Company received a loan for a principal of $200,000. The loan matures in July 1, 2025 and carries an interest of 8.5% per annum.

On January 1, 2024, the Company received a loan for a principal amount of $100,000. Prior to its original maturity of December 31, 2024, the loan was renewed and will mature on December 31, 2025 and carries an interest of 10% per annum.

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

On March 1, 2024, the Company received a loan for a principal amount totaling $50,000. The loan matures on September 1, 2025 and carries an interest of 10% per annum.

On July 15, 2024, the Company received a loan for a principal amount of $50,000, The loan will mature in July 15, 2025 and carries an interest of 10% per annum.

Long-term Notes Payable

On June 6, 2020, the Company received a loan from US Small Business Administration for a principal of $150,000. The loan matures in June 6, 2050 and carries an interest of 3.75% per annum.

On October 1, 2021, the Company received a loan for a principal amount of $150,000. The loan matures in October 1, 2027 and carries an interest of 7.5% per annum.

On April 1, 2024, the Company received a loan for a principal amount of $100,000. The loan matures in August 1, 2027 and carries an interest of 10% per annum.

On April 5, 2024, the Company received a loan for a principal of $50,000. The loan matures in April 6, 2027 and carries an interest of 8% per annum.

On October 28, 2024, the Company received a loan for a total principal of $500,000. The loan matures in October 28, 2026 and carries an interest of 13% per annum.

Future principal repayments are approximately as follows for the years ending December 31,

2025	$	311,235
2026		563,222
2027		101,040
2028		3,817
2029		3,963
Thereafter		110,368
	$	1,093,645

NOTE 5 – CONVERTIBLE NOTES PAYABLE

In 2022, the Company issued a series of convertible notes for a total principal of $350,000. The notes bear interest of 5% per annum with all principal and interest due and payable in June 27, 2025.

In 2023, the Company issued a series of convertible notes for a total principal of $1,116,059. The notes bear interest of 5% per annum with all principal and interest due and payable in June 27, 2025.

In 2024, the Company issued a series of convertible notes for a total principal of $381,477. The notes bear interest of 5% per annum with all principal and interest due and payable in June 27, 2025.

The Valuation Cap when these agreements were entered into was $15M. The holders of convertible notes are entitled to 15% conversion discounts.

Upon closing of the next equity financing, the outstanding principal and accrued interest will automatically convert into Company's securities issued. The number of units shall be equal to the quotient obtained by dividing (A) the Convertible Sum by (B) the lesser of (i) the Conversion Price

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

and (ii) the quotient obtained by dividing the Valuation Cap by the number of Units of the Company issued and outstanding on a Fully-Diluted Basis immediately prior to the conversion. The New Securities issued at the closing of the conversion will be subject to any obligation, and have all the benefits of, the rights, preferences and privileges of the New Securities.

NOTE 6 – FUTURE EQUITY OBLIGATIONS

Simple Agreements for Future Equity (SAFE)

In 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The valuation caps of the agreements entered were $7M.

In 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The valuation caps of the agreements entered were $7.5M.

In 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with discounts ranging from 15%-20%.

NOTE 7 – STOCK OPTIONS

The Company has an Equity Compensation Plan (the "Plan") that covers certain key individuals and has authorized a total of 6,862,810 common units options to be granted. The Company granted a total of 4,549,838 options as of December 31, 2024, of which 3,948,582 remain issued and outstanding. The Company granted a total of 4,215,620 options as of December 31, 2023, of which 3,700,620 remain issued and outstanding. Forfeitures of unit options are recognized when occurred. New units are issued upon option exercises.

The following is an analysis of options to purchase units of the Company's common shares issued and outstanding as of December 31, 2024:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	3,700,620	$	0.09
Granted	334,218	$	0.09
Exercised	(7,810)	$	0.09
Forfeited	(78,446)	$	0.09
Option outstanding, end of year	3,948,582	$	0.09

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

	Options	Weighted Average Calculated Price	
Nonvested options			
Total nonvested options outstanding, beginning of year	1,719,410	$	0.09
Granted	334,218	$	0.09
Vested	(989,956)	$	0.09
Forfeited	(78,446)	$	0.09
Total nonvested options outstanding, end of year	985,226	$	0.09

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Options	Weighted Average Exercise Price	
Option outstanding, beginning of year	2,925,000	$	0.09
Granted	775,620	$	0.09
Exercised	-	$	-
Forfeited	-	$	-
Option outstanding, end of year	3,700,620	$	0.09

	Options	Weighted Average Calculated Price	
Nonvested options			
Total nonvested options outstanding, beginning of year	1,726,010	$	0.09
Granted	775,620	$	0.09
Vested	(782,220)	$	0.09
Expired	-	$	-
Total nonvested options outstanding, end of year	1,719,410	$	0.09

The total calculated value of stock options granted as of December 31, 2024 was $213,377, of which $70,441 and $53,088, respectively for December 31, 2024 and 2023, was included in stock option compensation expense for the years then ended. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $70,614 and $116,660 as of December 31, 2024 and 2023, respectively.

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 8 – LEASE COMMITMENTS

On May 24, 2023, the Company signed a lease agreement for equipment. The lease has a term of 60 months with a bargain purchase option of $1 at the end of the lease and therefore accounted for as a finance lease. The future obligations with respect to the Company's finance lease, which existed at December 31, 2024, by year and in the aggregate, are as follows:

Year Ending December 31	Amount
2025	$ 11,690
2026	11,690
2027	11,690
2028	4,871
Total future payments	39,941
Less interest	(3,989)
Present value of lease liabilities	$ 35,952

On January 23, 2015, the Company signed a lease agreement for office space. The lease has an initial term of 60 months. Its latest addendum dated November 4, 2024 extends the lease term up to January 23, 2025. The lease was accounted for as an operating lease.

The future obligations with respect to the Company's operating lease, which existed at December 31, 2024, by year and in aggregate, are as follows:

Year Ending December 31	Amount
2025	$ 94,906
Less interest	(2,149)
Present value of lease liabilities	$ 92,757

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Stockholders and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

In 2025, the Company issued additional convertible notes totaling $105,000.

PITTMOSS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Management has evaluated subsequent events through March 12, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.